UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Perusahaan Perseroan (Persero)

PT TELEKOMUNIKASI INDONESIA, TBK

(Translation of registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual  reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑            Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information  contained in this Form is also thereby furnishing the information to the  Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of  1934]

Yes ☐         No ☑

[If “yes” is marked, indicate below the file number assigned to the registrant  in connection with  Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA,TBK
(Registrant)

Date	April 19, 2011	By	/s/ Agus Murdiyatno

(Signature)

Agus Murdiyatno
Vice President Investor Relation

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA, Tbk.

NOTICE

ANNUAL GENERAL MEETING OF SHAREHOLDERS 2011

(No.81/PR000/COP-A0070000/2011)

Pursuant to Article 11 and Article 13 paragraph 2, Article of Association of Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia, Tbk, herein after abbreviated as P.T. TELKOM Indonesia, Tbk, further referred to as the “Company”, herewith announce to the Shareholders that the Company is to hold the Annual General Meeting of Shareholders (“AGMS”) 2011 on:

Day / Date	:	Thursday, May 19, 2011.
Time	:	13.00 Jakarta Time
Venue	:	The Ritz Carlton Jakarta Pacific Place, Ballroom III 4th Floor, Sudirman Central Business District Jl. Jenderal Sudirman Kav.52-53, Jakarta

Those eligible to attend the AGMS shall be shareholders of the Company whose names are registered at the Company’s Share Register at 16.00 hours Jakarta Time on May 3, 2011.

According to the paragraph 5, article 13 of the Company’s Article of Association, Shareholder with a minimal ownership of 10% of the total outstanding share with valid voting rights may propose an agenda for the meeting which is expected to be received by April 26, 2011.

Invitation for the Shareholder Meeting shall be announced on May 4, 2011.

Bandung, April 19, 2011
P.T. TELKOM Indonesia, Tbk
Board of Directors

INFORMATION TO SHAREHOLDERS IN RELATION TO THE PROPOSED PLAN TO CONDUCT SHARES BUY BACK IV OF PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK.

THIS INFORMATION IS IMPORTANT TO BE READ BY THE SHAREHOLDERS OF THE COMPANY

If you have difficulty in understanding this information or uncertain in making a decision, you should consult a stockbroker, investment manager, legal counsel, accountant or other professional advisers.

Perusahaan perseroan (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk.

 (”The Company”)

Line of Business:

Telecommunications

Domiciled and headquartered in Bandung, West Java, Indonesia

Headquarter Jl. Japati No.1 Bandung 40133 West Java, Indonesia Telp. (022) 452 7110 Fax. (022) 452 0313	Investor Relation Grha Citra Caraka, 5th floor Jl. Jenderal Gatot Subroto Kav.52 Jakarta, Indonesia Telp. (021) 521 5109 Fax. (021) 522 0500

www.telkom.co.id

The Commissioners and Directors of The Company either individually or jointly take full responsibility for the accuracy and completeness of all information or material facts contained in this information and confirm that after making reasonable investigation, in the knowledge of The Company there is no relevant and important facts that are not put forward that can cause the information or material fact in this information to be incorrect and/or misleading.

The Company hereby informs its shareholders that the Company plans to conduct a fourth phase of repurchase of shares that have been issued by the Company and listed on the Indonesia Stock Exchanges (“Shares Buy Back IV”). The repurchases are intended to be made from time to time over a maximum period of 18 (eighteen) months following the approval of Shares Buy Back IV by the Company’s General Meeting of Shareholders. Repurchases in connection with Shares Buy Back IV shall be made based on The Company’s management’s discretion through purchases of shares on the Indonesia Stock Exchange.

The Shares Buy Back IV shall be performed one day after the end of the Annual General Meeting of Shareholders, which is 20 May 2011 and will end on 20 November 2012. Shares Buy Back IV will be implemented subject to the prevailing laws, including, in the case of ordinary shares listed on the Indonesia Stock Exchanges, Bapepam-LK Rule No. XI.B.2 Attachment to Decision of the Chairman of Bapepam-LK No.Kep-105/BL/2010 dated 13 April 2010 regarding Repurchase Of Shares Issued By Issuers Or Public Companies No. XI.B.2, Attachment to Decision of the Chairman of Bapepam-LK No. KEP-45/PM/1998 dated 14 August 1998 regarding Repurchase of Shares Issued by Issuers or Public Companies (“Rule XI.B.2”), Law No. 1 of 1995 on Limited Liability Companies (“Company Law”).

Pursuant to the above regulations of law, Shares Buy Back IV requires approval from The Company’s General Meeting of Shareholders which will be held on Thursday, 19 May 2011 in Jakarta, Indonesia, or its adjournment/continuation. The notice of the Company’s General Meeting of Shareholders ("GMS") announced in 2 (two) Indonesian language daily newspapers which are Bisnis Indonesia and Investor Daily and 1 (one) English language daily newspaper which is The Jakarta Post on 19 April 2011. Those entitled to be present or represented at the meeting are the shareholders whose names are recorded in the Company’s Register of Shareholders on 3 May 2011 until 16.00 PM.

This Disclosure of Information is issued on 19 April 2011

INTRODUCTION

This information is made for the benefit of shareholders of the Company so shareholders get full information about the plan of Shares Buy Back of the Company.

In the span between December 2005 and June 2008, the Company has bought back shares through Shares Buy Back Program I, Shares Buy Back Program II and Shares Buy Back Program III.

Shares Buy Back I has been conducted based on approval of the Company’s Extraordinary General Meeting of Shareholders (“EGMS”) dated 21 December 2005 and based on Bapepam-LK Rule No. XI.B.2, Attachment to Decision of the Chairman of Bapepam-LK No. KEP-45/PM/1998 dated 14 August 1998 regarding Repurchase of Shares Issued by Issuers or Public Companies (“Rule XI.B.2”) with the period for Shares Buy Back I ended on 21 June 2007. Through Shares Buy Back I, The Company has repurchased a total of 211,290,500 shares or 2.09% of the total subscribed and paid up capital of the Company. Shares Buy Back I undertaken through the Jakarta Stock Exchange and the New York Stock Exchange was conducted at an average price of Rp8,654 per share.

Shares Buy Back II has been conducted based on the approval of the Company’s Annual General Meeting of Shareholders ("AGMS") dated 29 June 2007 based on Bapepam-LK Rule No. XI.B.2 Attachment to Decision of the Chairman of Bapepam-LK No. KEP-401/BL/2008 dated 9 October 2008 and based on Bapepam-LK No. XI.B.2, Attachment to Decision of the Chairman of Bapepam-LK No. KEP-45/PM/1998 dated 14 August 1998 regarding Repurchase of Shares Issued by Issuers or Public Companies (“Rule XI.B.2”), with the period for Shares Buy Back II ended in June 2008. Through Shares Buy Back II, the Company has repurchased a total of 215,000,000 shares or 2.13% of the total subscribed and paid up capital of the Company. Shares Buy Back II undertaken through the Jakarta Stock Exchange and the New York Stock Exchange was conducted at an average price of Rp9,156 per share.

Shares Buy Back III has been conducted based on the approval of the Company’s Annual General Meeting of Shareholders ("AGMS") dated 20 June 2008 and based on Bapepam-LK Rule No. XI.B.3 Attachment to Decision of the Chairman of Bapepam-LK No. KEP-401/BL/2008 dated 9 October 2008 regarding Repurchase of Shares Issued by Issuers or Public Companies In Potential Crisis Market Conditions ("Rule XI.B.3"), with the period for Shares Buy Back III ended in December 2009. Through Shares Buy Back III, the Company has repurchased a total of 64,284,000 shares or 0.63% of the total subscribed and paid up capital of the Company. Shares Buy Back III undertaken through the Indonesia Stock Exchange was conducted at an average price of Rp7,238 per share.

As of 31 December 2010 and 2009, the Company has repurchased each 490,574,500 shares of Series B Shares issued and outstanding, each equivalent to 2.43% of Series B shares issued and outstanding, with a total purchase amounted to Rp4,264,073 million until 2010 and 2009 (including brokerage and custodial fees).

Shares Buy Back IV will be conducted for a maximum of 2.07% of the total issued Series B Shares or a maximum of 416,666,667 Series B Shares, and funds reserved to conduct the Share Buyback IV will not exceed Rp3,000,000,000,000 (three trillion Rupiahs). Based on the regulations stated above, Shares Buy Back IV requires approval from a GMS that must be attended by shareholders representing at least 2/3 (two thirds) of the total shares with lawful voting rights and must be approved by at least 2/3 (two thirds) of the total votes lawfully cast at the meeting.

If the GMS approves Shares Buy Back IV, the Company will appoint PT Bahana Securities, a member of the Indonesia Stock Exchange as the Securities Trading Broker that will conduct the repurchase.

 General Information concerning The Company

The Company was established as a limited liability company based on Deed No. 128, dated 24 September 1991, drawn before Imas Fatimah SH. Notary in Jakarta, which is contained in State Gazette of the Republic of Indonesia No. 5, dated 17 January 1992, Supplement No. 210. In relation to the initial public offering of the Company, the Articles of Association of the Company have been amended which amendment contained in State Gazette of the Republic of Indonesia No. 76, dated 22 September 1995, Supplement No. 7900.

Subsequently, The Company’s Articles of Association has been amended several times, lastly have been accepted and approved by the Minister of Justice and Human Rights Republik Indonesia through letter No. AHU-AH.01.10-18476 dated  22 July 2010  regarding the Receipt of Notification of Amendement of the Company’s Article of Association and Minister of Justice and Human Rights Decree No. AHU-35876.AH.01.02 year 2010 dated 19 July 2010 regarding the Approval of the Amendment of the Company’s Article of Association.

The Company’s shares are listed on the Indonesia Stock Exchange, in the form of American Depositary Receipts (“ADRs”) on the New York Stock Exchange and in the form of Global Depositary Receipts on the London Stock Exchange.

On 1 October 2005, The Company conducted a stock split, which changed the nominal value of Series A Shares and Series B Shares from Rp500 to Rp250 per share. After the stock split, the total issued shares of the Company increased from 10,079,999,640 to 20,159,999,280 shares.

Capital Structure

Based on The Company’s Register of Shareholders issued by the Company’s Securities Administrative Bureau, PT Datindo Entrycom as of 31 March 2010, the Company’s capital structure and shareholders composition is as follows:

Description	Nominal Value of Rp250 per share		Percentage (%)
	Total Number of Shares	Total Nominal Value (Rp)
Authorized Capital
- Series A Dwiwarna Share	1	250
- Series B Shares	79,999,999,999	19,999,999,999,750
Total Authorized Capital	80,000,000,000	20,000,000,000,000
Issued and Fully Paid:
- Series A Dwiwarna Share
Republic of Indonesia	1	250	-
- Series B Shares
Republic of Indonesia	10,320,470,711	2,580,117,677,750	51.19
The Bank of New York Mellon Corporation	2,902,195,696	725,548,924,000	14.40
Directors
- Ermady Dahlan	17,604	4,401,000	-
- Indra Utoyo	5,508	1,377,000	-
Public	6,446,735,260	1,611,683,815,000	31.98
Sub Total	19,669,424,780	4,917,356,195,000	-
Treasury Stock	490,574,500	122,643,625,000	2.43
Total Issued and Fully Paid	20,159,999,280	5,039,999,820,000	100.00
Unissued Shares	59,840,000,720	14,960,000,180,000

Supervision and Management

The composition of the Commissioners of the Company is as follows:

Commissioners

President Commissioner	:	Jusman Syafii Djamal
Commissioner	:	Bobby A.A Nazief
Commissioner	:	Mahmuddin Yasin
Independent Commissioner	:	Rudiantara
Independent Commissioner	:	Johnny Swandi Sjam

The composition of the Board of Directors of The Company is as follows:

Board of Directors

President Director (CEO)	:	Rinaldi Firmansyah
Director of Finance (CFO)	:	Sudiro Asno
Director of Network & Solution (COO)	:	Ermady Dahlan
Director of Enterprise & Wholesale	:	Arief Yahya
Director of Consumer	:	I Nyoman Gede Wiryanata
Director of Compliance & Risk Management	:	Prasetio
Director of Information Technology (CIO)	:	Indra Utoyo
Director of Human Capital & General Affairs	:	Faisal Syam

BACKGROUND AND PURPOSE OF THE COMPANY’S SHARES BUY BACK IV

Background

As seen in financial statements published by the Company, over the time, management of the Company has successfully increased the Company’s profit while maintaining sufficient liquidity. The underlying business of the Company continues to demonstrate fast growth and generate significant cash flows, which management believes exceeds the necessary amount required to maintain that growth. In addition, the Company has low leverage compared to regional peer companies and, therefore, has the means to sustain an increase in leverage if deemed necessary.

Based on the above, the Company seeks to demonstrate its commitment to increasing shareholder value by returning excess cash to its shareholders through a repurchase of shares.

Further, shareholders meeting approval of Shares Buy Back IV will:

1.       Provide The Company with greater flexibility in managing its capital. To the extent that the Company has surplus capital and surplus funds in excess of its requirements, taking into account its growth and expansion plans, the shareholders meeting approval for Shares Buy Back IV will facilitate the return of surplus cash in an expedient and cost efficient manner.

2.       Give the Company flexibility to achieve a more efficient capital structure thereby allowing the Company to decrease its overall cost of financing and improve Earnings Per Share (“EPS”), Earnings Per ADR (“EPADR”) and Return on Equity (“ROE”) on an ongoing basis.

3.       Accord the Company the opportunity and flexibility to undertake share repurchases at any time, subject to market conditions, for a maximum period of 18 (eighteen) months after the GMS approval.

The Company believes that Shares Buy Back IV will be beneficial for the Company and its shareholders. The Company will not make any purchase under Shares Buy Back IV in circumstances that the Company believes would have or may have a material adverse effect on the liquidity and capital of The Company and/or affect the status of The Company as a public company.

Objective of Shares Buy Back IV

Shares Buy Back IV constitutes one of the Company’s efforts to improve its capital management, which, if implemented, shall continuously increase the Earnings per share (EPS), Earnings per ADR (EPADR) and Return on Equity (ROE).

FUNDS FOR SHARES BUY BACK IV

The Company will set aside funds from the Company’s retained earnings for the purpose of repurchasing the Shares. If the Shares Buy Back IV program is not approved by the GMS or if there are remaining funds after the implementation of the program such funds will be returned to the retained earnings account.

The funds reserved for the repurchase of shares for maximum period of 18 (eighteen) months will not exceed Rp3,000,000,000,000 (three trillion Rupiahs).

THE COMPANY’S PLAN IN RESPECT OF THE REPURCHASED SHARES

With due regard to the provisions of the legislation in force, the Company’s plan for the treasury stock as result of the  Share Buy Back  I, II, III and IV  as follows :

-          Market Placement

-          Cancellation

-          Equity Conversion

-          Funding

The Board of Director must receive approval from the Board of Commissioners for the removal of the treasury stock from the Share Buyback I, II  III and IV, and report it’s usage/removal in the Annual General Meeting of shareholders.

Commissioners must consult with the holder of the Dwiwarna share before providing its consent

MANAGEMENT DISCUSSION AND ANALYSIS ON IMPACT OF SHARES BUY BACK IV TO THE COMPANY’S FUTURE BUSINESS ACTIVITIES AND GROWTH

The Company’s main business in telecommunications services has been profitable with strong cash flow during the last several years.

The Company shall allocate funds for Shares Buy Back IV from its retained earnings. Should there be remaining funds, these will be returned to the retained earnings.

The implementation of this program will potentially decrease the Company’s assets and equity in the amount of Rp3,084,500 million. However, this reduction in assets and equity may be compensated by potential profits from the price increase of the Company’s shares in future.

The Company believes that the execution of Shares Buy Back IV program should not adversely affect the financial condition of The Company because it believes it has sufficient working capital and cash flow to undertake the Share Buy Back IV program and to run the Company’s operational activities.

IMPACT OF THE TRANSACTION ON THE COMPANY’S FINANCIAL STATEMENTS AND EARNINGS

The following are the pro forma net profit, EPS and EPADR, computed pursuant to the Consolidated Financial Statements for the year ended 31 December 2010 (audited) by making adjustments to the Consolidated Financial Statements as if Shares Buy Back IV was conducted in 2011 by applying the unappropriated retaining earnings of Rp3,000,000,000,000 (three trillion Rupiahs), inclusive of transaction costs, broker fees and other expenses related to Shares Buy Back IV and assuming the Company utilizes the entire amount of funds reserved for the repurchase of up to 2.07% of the issued Series B Shares.

Financial Analysis of Shares Buy Back IV

	Last Year ended 31 December 2010
	Actual		Proforma of Transaction		Impact
	Rp.Mn, unless otherwise indicated	US$Mn, unless otherwise indicated	Rp. Mn, unless otherwise indicated	US$Mn, unless otherwise indicated	Rp.Mn, unless otherwise indicated	US$Mn, unless otherwise indicated
Number of outstanding shares (Mn shares)	19,669	19,669	19,261	19,261	(408)	(408)
Total Assets	99,758,447	11,072	96,673,947	10,730	(3,084,500)	(342)
Net Profit	11,536,999	1,280	11,452,499	1,271	(84,500)	(9)
Total Stockholders’ Equity	44,418,742	4,930	41,334,242	4,588	(3,084,500)	(342)
Weighted Average Number of Shares (Mn)	19,669	19,669	19,448	19,448	19,252	19,252
Basic EPS (Rp. or US$/Common Share)	586.56	0.07	588.87	0.07	-	-
Basic EPADR (Rp. or US$/ADR)	23,461.60	2.80	23,554.71	2.80	-	-
Return on Assets (%)	11.56%	11.56%	11.85%	11.85%	0.29%	0.29%
Return on Equity (%)	25.97%	25.97%	27.71%	27.71%	1.74%	1.74%

1.     Assuming buyback in 2011, Interest Rate on Cash of 6.50% and Tax Rate of 20%

2.     Exchange Rate for Buying of Rp9,010/US$ as used in 31 December 2010 audited financial statements.

The above analysis demonstrates the positive impact of Shares Buy Back IV on EPS, EPADR and ROE.

Assuming the Government of Indonesia does not participate in the repurchase program, and so the Government of Indonesia’s shareholding remains the same, upon completion of Shares Buy Back IV program the composition of share ownership, including treasury stock, in the Company will be as follows:

Share Ownership Analysis

Shareholder	Shareholding (Shares Mn)%		Proforma of Shareholding (Shares Mn) with Treasury Stock	%
Government of Indonesia	10,320	51.19%	10,320	51.19%
Public	9,349	46.37%	8,941	44.35%
Company (Treasury Stock)	491	2.43%	899	4.46%
Total	20,160	100.00%	20,160	100.00%

The composition of share ownership, excluding treasury stock, in the Company will be as follows:

Share Ownership Analysis without calculating the Treasury Stock

Shareholder	Shareholding (Shares Mn)%		Proforma of Shareholding (Shares Mn) without Treasury Stock	%
Government of Indonesia	10,320	52.47%	10,320	53.58%
Public	9,349	47.53%	8,941	46.42%
Total	19,669	100.00%	19,261	100.00%

PROCEDURE OF TRANSACTION

All repurchases of shares made on the Indonesia Stock Exchanges must comply with Rule XI.B.2, including:

1.       Such purchases shall be performed by PT Bahana Securities;

2.       The price to buy back shares shall be less than or equal to the previous transaction price.

LIMITATION ON SHARE PRICE FOR THE REPURCHASE

The Company will set the repurchase price for shares repurchased on the Indonesia Stock Exchanges in accordance with Rule XI.B.2, and the price shall be less than or equal to the previous trading price on the stock exchange. The Company hereby informs shareholders that the price of the Company’s Shares during 25 consecutive Trading Days on the Indonesia Stock Exchange up to and including 18 April 2011 was as follows:

Indonesia Stock Exchange Series B Share Price Last 25 Trading Days
No	Date	Day	Share Price (Rp)	No	Date	Day	Share Price (Rp)
1	15 March 2011	Tuesday	7,150	14	01 April 2011	Friday	7,300
2	16 March 2011	Wednesday	7,050	15	04 April 2011	Monday	7,300
3	17 March 2011	Thursday	6,800	16	05 April 2011	Tuesday	7,250
4	18 March 2011	Friday	6,700	17	06 April 2011	Wednesday	7,250
5	21 March 2011	Monday	6,750	18	07 April 2011	Thursday	7,100
6	22 March 2011	Tuesday	6,600	19	08 April 2011	Friday	7,000
7	23 March 2011	Wednesday	6,800	20	11 April 2011	Monday	7,100
8	24 March 2011	Thursday	7,150	21	12 April 2011	Tuesday	7,100
9	25 March 2011	Friday	7,150	22	13 April 2011	Wednesday	7,000
10	28 March 2011	Monday	7,100	23	14 April 2011	Thursday	7,200
11	29 March 2011	Tuesday	7,000	24	15 April 2011	Friday	7,250
12	30 March 2011	Wednesday	7,200	25	18 April 2011	Monday	7,350
13	31 March 2011	Thursday	7,350

PERIOD OF TRANSACTION

The repurchase of the Shares will be undertaken after approval by the GMS is obtained Based on Rule XI.B.2, the period for shares buy back shall be a maximum of 18 (eighteen) months effective as of the date of the GMS that approved the proposed plan of Shares Buy Back IV.

The Company’s management may terminate the Shares Buy Back IV program at any time before the period of 18 (eighteen) months elapses, if the management of the Company deems necessary. If Shares Buy Back IV is terminated, the Company will make a disclosure regarding that termination based on Bapepam Rule No. X.K.1 regarding Disclosure of Information That Must Be Made Public Immediately, Attachment to the Chairman of Bapepam Decision No. Kep-86/PM/1996 dated 24 January 1996.

RECOMMENDATION

Based on the foregoing, the Board of Directors and Commissioners recommend that the shareholders of the Company approve Shares Buy Back IV program in the AGMS which will be convened on 19 May 2011, or in any adjournment/continuation thereof.

CONVENING THE GENERAL MEETING OF SHAREHOLDERS

With respect to the proposed Shares Buy Back IV as explained in this Disclosure of Information, The Company intends to request approval from the Company’s GMS which will be convened on Thursday, 19 May 2011, or any adjournment/continuation thereof.

Below are significant dates relating to the GMS:

Events	Date
Notification of GMS in the newspapers	19 April 2011
Announcement of abridged information of Share Buy Back IV in two newspapers	19 April 2011
Date of Register of Shareholders entitled to attend the GMS	3 May 2011
Notice of the GMS in the newspaper	4 May 2011
GMS	19 May 2011
Report to Bapepam-LK on the results of the GMS	23 May 2011
Announcement of the result of the GMS in newspapers	23 May 2011

OTHER INFORMATION

For further information in respect of the above, shareholders may contact the Company during business hours at:

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.

Investor Relations

Grha Citra Caraka 5th Floor,

Jl. Gatot Subroto No. 52 Jakarta 12710

Tel: 62-21-5215109 Fax: 62-21-5220500

e-mail: investor@telkom.co.id

www.telkom.co.id

This information is provided for public knowledge.

Bandung, 19 April 2011

The Company’s Board of Directors